Rec'd 3/1/02

Vf 3-12-02

02019707 ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 15494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WISE PLANNING CORP.

RECD S.E.C.
MAR 0 1 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 BROADWAY
(No. and Street)

HICKSVILLE	NEW YORK	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD WEINBERG 516-822-8444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. T. SHULMAN & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD	CARLE PLACE	NEW YORK	11514
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RICHARD WEINBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WISE PLANNING CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RAYMOND GORDON BOGLIOLI
NOTARY PUBLIC, State of New York
No. 30-5369325
Qualified in Nassau County
Commission Expires ~~March~~ 31, 2002

Raymond Gordon Boglioli
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WISE PLANNING CORPORATION

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

J.T. SHULMAN & COMPANY, C.P.A., P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
ONE OLD COUNTRY ROAD - STE. 240 [71]	CARLE PLACE [72]	NEW YORK [73]	11514 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC SEQ NO.	CARD				
50	51	52	53				

1/76

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2001

TABLE OF CONTENTS

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958

2020 PICO BOULEVARD
SANTA MONICA, CALIFORNIA 90405
TEL: (310) 450-2868
FAX: (310) 450-6787

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Wise Planning Corporation
Hicksville, New York

We have audited the financial statements of Wise Planning Corporation for the year ended December 31, 2001 and have issued our report thereon dated February 11, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, incorporated auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. T. Shulman & Co., P.C.

Carle Place, New York
February 11, 2002

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2001

SCHEDULE I

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Non-allowable	Total
1. Cash and cash equivalents	$ 61,464	$ --	$ 61,464
2B. Receivable from brokers or dealers: Other	94,634	41,783	136,417
4D. Securities and/or other investments	23,082	--	23,082
9. Investment in and receivables from affiliates	--	111,978	111,978
11. Other Assets:			
Prepaid expenses and taxes	--	16,410	16,410
Deferred tax benefit	--	1,687	1,687
12. TOTAL ASSETS	$ 179,180	$ 171,858	$ 351,038

LIABILITIES AND OWNERSHIP EQUITY

	A.I. Liabilities	Non-A.I Liabilities	Total
14B. Payable to brokers or dealers: Other	$ 90,004	$ --	$ 90,004
17. Accounts payable, accrued expenses and other	21,560	--	21,560
18A. Note payable-unsecured	11,468	--	11,468
20. TOTAL LIABILITIES	$ 123,032	$ --	$ 123,032

OWNERSHIP EQUITY:	
23B. Common stock	$ 39,994
D. Retained earnings	363,875
E. Total	403,869
F. Less capital stock in treasury	(175,863)
24. TOTAL OWNERSHIP EQUITY	228,006
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 351,038

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2001

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total Assets	$ 351,038
Total Liabilities	123,032
Net Worth	228,006
Non-Allowable Assets	171,858
Net Capital Before Haircut	56,148
Minus Haircuts: 2% Securities	(604)
9% Securities	(2,028)
25% Securities	(138)
Net Capital	53,378
Minus Minimum Required Capital - (Greater of 6 2/3% of Total Liabilities or $25,000)	25,000
Excess Net Capital	$ 28,378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total Liabilities from Statement of Financial Condition	$ 123,032
19. Total Aggregate Indebtedness	$ 123,032
20. Percentage of Aggregate Indebtedness to Net Capital	2.30

STATEMENT OF CHANGE IN OWNERSHIP EQUITY

Ownership Equity at Beginning of Year	$ 283,859
Subtraction: Net Loss for the Year	(42,816)
Net Unrealized loss on securities, net of deferred tax benefit	(13,037)
Ownership Equity at End of Year	$ 228,006

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III

STATEMENT OF INCOME

REVENUE:		
1D.	Total security commissions	$1,864,480
3.	Gains or losses on firm securities trading accounts	(444)
8.	Other revenue	9,215
9.	TOTAL REVENUE	1,873,251
EXPENSES:		
10.	Salaries and other employment costs for general partners and voting stockholder officers	170,191
11.	Other employee compensation and benefits	155,435
12.	Commissions paid to other broker-dealers	1,369,819
13.	Interest expense	762
15.	Other expenses	212,576
16.	TOTAL EXPENSES	1,908,783
17.	Net loss before provision for federal income taxes	(35,532)
18.	Provision for federal income taxes	7,284
22.	Net loss for the year	$ (42,816)

See accountants' report on supplementary information.

SCHEDULE IV

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (42,816)
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized loss on sale of equity securities	444
Provision for deferred income taxes	9,134
Cash value of life insurance paid to beneficiaries	24,135
(Increase) decrease in:	
Receivable from brokers and dealers	54,618
Prepaid expenses and taxes	(2,381)
Increase (decrease) in:	
Payables from brokers and dealers	(39,269)
Accounts payable, accrued expenses and taxes	(2,260)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,605
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loans to affiliates	(27,620)
Proceeds from sale of available-for-sale securities	48,753
NET CASH PROVIDED BY INVESTING ACTIVITIES	21,133
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Principal payments on note payable	(3,533)
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,205
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	42,259
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 61,464

(A) SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

(i) Cash paid during the period for: Interest	$ 762
(ii) Income taxes	$ 6,696

(B) NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES:

(i) During 2001, the decrease in net unrealized holding gains of $13,037 in the investment in equity securities was recorded as an adjustment to ownership equity.

(ii) During 2001, the Company exchanged an accounts payable liability of $15,000 for a note payable.

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART IIA
WISE PLANNING CORPORATION
DECEMBER 31, 2001

SCHEDULE V

NOTES TO SUPPLEMENTARY INFORMATION

1. RE: The reconciliation of computation of net worth. The year-end audit disclosed the following adjustments which effectively decrease ownership equity in the amount of $3,522 from the previously submitted December 31, 2001 FOCUS report.

$ 21,663	To record increased revenue, commission receivable
(3,855)	To record accrued corporate tax expense
(9,134)	To adjust deferred income tax asset
(16,712)	To record increased expense, commission payable
2,829	To adjust for understatement of prepaid expenses
16,780	To adjust realized losses for change in unrealized holding gain on securities.
(2,056)	To adjust deferred tax liability
9,515	Net increase in income after Federal income taxes
(13,037)	To record unrealized loss on securities, net of deferred tax benefit
$ (3,522)	Decrease in net worth

2. Net capital increased per the audit report by $2,791 as compared to the FOCUS report balance. This is the net adjustment of the following items:

$ (3,522)	Decrease in net worth as summarized in Note 1 above
(2,152)	Increase in non-allowable receivables from brokers or dealers
618	Decrease in non-allowable prepaid expenses
7,447	Decrease in non-allowable deferred income tax asset
400	Decrease of money market balance subject to haircut percentage
$ 2,791	Increase in net capital

3. The corporation is exempt from Rule 15C3-3 as it maintains and utilizes a single special account for the exclusive benefit of customers.

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958

2020 PICO BOULEVARD
SANTA MONICA, CALIFORNIA 90405
TEL: (310) 450-2868
FAX: (310) 450-6787

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

Board of Directors
Wise Planning Corporation
Hicksville, New York

We have audited the financial statements of Wise Planning Corporation for the year ended December 31, 2001 and have issued our report thereon dated February 11, 2002. As part of our audit, we made a study and evaluation of the company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Wise Planning Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wise Planning Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

J.T. Shulman & Co., P.C.

Carle Place, New York
February 11, 2002